  HUSCH      Jeffrey T. Haughey, Partner
BLACKWELL    DIRECT 816.983.8146 • FAX 816.983.9146 • jeff.haughey@huschblackwell.com
 SANDERS     4801 MAIN STREET, SUITE 1000 • KANSAS CITY, MO 64112
   LLP       www.huschblackwell.com

April 30, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:  EnerJex Resources, Inc.
     Schedule 14A
     File No. 0-30234

Dear Mr. Schwall:

     We have set forth below the responses of EnerJex Resources, Inc. ("EnerJex"
or the "Company") to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the "Staff"), dated April 24, 2008.
The Company is concurrently filing via EDGAR Amendment No. 1 to Schedule 14A
(the "Proxy Statement"). The Proxy Statement reflects the Company's responses to the Staff's comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you marked copies of the Proxy Statement, marked to show changes from the filing on
April 11, 2008. All page references in the Company's responses are to the marked copies of the Proxy Statement. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company's response.

Schedule 14A filed April 11, 2008

1.   Please disclose, in a table or other similar format, the number of shares of your common stock that will be (i) issued and outstanding; (ii)
     authorized but outstanding or reserved for issuance; and (iii) authorized but unissued after the completion of the reverse split.

Response:

     The Company has revised pages 7-8 of the Proxy Statement in response to the
Staff's comment.

  HUSCH                                                     Mr. H. Roger Schwall
BLACKWELL                                                     Assistant Director
 SANDERS                                         Division of Corporation Finance
   LLP                          United States Securities and Exchange Commission
                                                                  April 30, 2008
                                                                          Page 2

2.   We note that the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements, written or otherwise to engage in any business or investment opportunity? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Response:

     The Company has revised page 8 of the Proxy Statement in response to the
Staff's comment.

In providing its responses to your comments, EnerJex acknowledges that:

     •    EnerJex is responsible for the adequacy and accuracy of the disclosure in the filing;

     •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     •    EnerJex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company would like to hold its special meeting on May 27th and mail the proxy materials as soon as possible. Accordingly, we would appreciate it if you could complete your review of Amendment No. 1 this week, if possible.

     If you have any questions or comments concerning the matters discussed above, please call the undersigned at 816-983-8146 or Eric Gervais at
816-983-8362.

                                       Respectfully submitted,

                                       /s/ Jeffrey T. Haughey

                                       Jeffrey T. Haughey

JTH/cz
cc:  Ms. Carmen Moncada-Terry, Securities and Exchange Commission
     Mr. C. Stephen Cochennet, EnerJex Resources, Inc.